UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2024

American Hospitality Properties REIT II, Inc.

(Exact name of registrant as specified in its charter)

Delaware	92-2883234
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970 Dallas, Texas (Address of principal executive offices)	75254 (Zip Code)

(214) 750-2967
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those expressed or implied in forward-looking statements for many reasons, including the risks described elsewhere in this Semiannual Filing on Form 1-SA.

The following discussion and analysis are based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2024.

American Hospitality Properties REIT II, Inc. (the “Company”) was organized in the State of Delaware on March 10, 2023 to engage primarily in the acquisition and management of premium branded hotels and other real estate-related assets either secured by or related to hotel properties in the United States. We believe that the current hospitality real estate environment provides us the opportunity to acquire attractively priced hotel properties. We anticipate being able to increase the value of the investment we make through applying sound acquisition policies and taking advantage of the disparity between the purchase price and the stabilized value and replacement costs of the properties. The Company expects to acquire the investments at prices that are less than the stabilized values and replacement costs of the properties. Phoenix American Hospitality, LLC (the “Manager”), directly and through its oversight of PAH Management, LLC, the operator of the Company’s properties, will apply aggressive expense reduction strategies to each property. By doing so, the Manager expects to increase net revenues at each property without any improvement in occupancy or room rates or gross revenues. The Company expects to generate positive cash flow from its investments based on a number of factors, including reducing expenses, acquiring properties in areas we believe are business destinations, operating the Properties under widely recognized brands and acquiring the properties at prices below the current replacement costs.

Operating Results

The Offering

On September 26, 2023, the Company commenced an offering (the “Offering”) of up to $75 million of its shares of common stock, par value $0.01 per share (the “Common Stock”), pursuant to an offering statement qualified by the Securities and Exchange Commission under Regulation A of the Securities Act of 1933, as amended. As of June 30, 2024 the Company has sold 3,100,948 shares of Common Stock in the Offering for aggregate gross proceeds of $29,315,271. The net proceeds from the Offering have been and will continue to be invested in a diverse portfolio of hotel properties and other real estate-related assets. The maximum aggregate amount of the Offering will be required to fully implement our business plan. If we are unable to successfully generate revenue, we may quickly use up our offering proceeds and will need to find alternative sources. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

The Properties

On January 31, 2024, the Company entered into a joint venture (the “Joint Venture”) with American Hospitality Properties REIT, Inc. (“REIT I”), pursuant to which the Company and REIT I acquired a seven-hotel portfolio (the “Portfolio”) from Lakemore-Phoenix Investment Platform B, LLC (“Platform B”). Platform B initially acquired the Portfolio in July 2017, with substantially all of the equity required for the acquisition being provided by an unrelated Dubai-based investment fund. The Joint Venture acquired the Portfolio from Platform B for a purchase price equal to approximately $90.7 million consisting of approximately $25.7 million in equity and the assumption of approximately $65 million in debt secured by the Portfolio, representing a discount of approximately 35% on the book value of Platform B. The stabilized value of the properties in the Portfolio as of the end of 2022 (the date of the most recent appraisal) was $96.1 million. The equity portion of the purchase price was initially funded by capital contributions to the joint venture by the Company and REIT I in the amounts of $7.2 million and $21.8 million, respectively. Pursuant to the terms of the joint venture agreement, the Company had the option to acquire up to a 50% interest in AHP REIT Port B LLC, the entity owning the Portfolio, at a value equal to the cash paid by the Joint Venture for the Portfolio (including all transaction fees). On May 31, 2024, the Company completed its acquisition of a 50% interest in the Joint Venture for an aggregate purchase price of approximately $14.5 million, which amount was fully funded by the proceeds of the Company’s offering of shares of its Common Stock pursuant to the Offering.

The seven hotel properties owned by the Joint Venture consist of:

Hotel	Address	Date of Construction	Date of Recent Renovation (1)	Number of Rooms
TownePlace Suites	5437 S 48th St Springdale, AR 72762	January 2009	N/A	92
Aloft Rogers	1103 S 52nd St Rogers, AR 72758	June 2008	N/A	124
Fairfield Inn & Suites	3408 Access Rd Jonesboro, AR 72401	June 2009	N/A	83
Courtyard Baton Rouge	10307 N Mall Dr Baton Rouge, LA 70809	September 1997	2023 (2)	121
Residence Inn Baton Rouge	10333 N Mall Dr. Baton Rouge, LA 70809	May 2000	N/A	108
TownePlace Suites	5424 Citrus Blvd Harahan, LA 70123	June 2000	2021 (2)	124
Hampton Inn & Suites	11281 Summerlin Square Dr Fort Myers, FL 33931	February 2001	2023 (2)	120

(1)	Various levels of renovations were conducted at each of the hotels at the time of their acquisition by Platform B in July 2017 in accordance with property improvement plans (PIP) required by each hotel brand. The PIP renovations were performed in 2018 and 2019. The aggregate cost of these PIP renovations was approximately $5.8 million, which was funded by capital contributions made the Investment Fund. Platform B spent an additional approximately $2.8 million between 2017 and 2022 for general FFE replacement, which amount was funded from Platform B’s operating revenue.

(2)	The renovations of these hotels were required as a result of damages from hurricanes, with the costs of renovating both Hampton Inn & Suites and the Courtyard Baton Rouge exceeding $12 million each cost of renovating the TownePlace Suites exceeding $8 million. The renovations were funded by proceeds from the applicable insurance policies.

Each of these hotels is associated with the Marriott brand, except for the Hampton Inn & Suites which is associated with the Hilton brand.

Distributions

The Company has made monthly distributions to its stockholders for the period from November 15, 2023 to June 15, 2024. The Company’s initial distributions (for the period from November 15, 2023 to June 15, 2024) were funded by proceeds from the Offering. The Company expects that its operating cash flow will be sufficient to pay dividends to stockholders on a going forward basis. On June 21, 2024, the Manager received a subpoena from the Securities and Exchange Commission (the “SEC”) requesting the production of certain documents relating to an investigation by the SEC of the Manager and related entities, including the Company. Although there is no assurance as to the scope or outcome of this matter, the Company is cooperating fully with the SEC. In connection with the Company’s evaluation of the subpoena, effective July 15, 2024, the Company voluntarily and temporarily paused the payment of distributions.

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Liquidity and Capital Resources

We are dependent upon the cash flow from the Properties and the net proceeds from the Offering to conduct our operations. Our primary needs for cash are acquiring and operating the Properties, debt service payment on our indebtedness and distributions to our stockholders. We will obtain the capital required to purchase the Properties and conduct our operations from the proceeds of the Offering, from secured or unsecured financings from banks and other lenders and from funds from operations. As of June 30, 2024, we have acquired the Interest and raised approximately $29,315,271 from sales of Common Stock in the Offering. As of June 30, 2024 our total assets consist of $8,081,598 in cash and receivables, $14,422,776 in real estate assets and $1971,682 in deposits for future asset acquisitions.

The maximum aggregate amount of the Offering will be required for the Company to fully implement its business plan. If we are unable to raise more funds than the amount that we have raised as of June 30, 2024, we will not be able to make additional investments resulting in less diversification in terms of the type, number and size of investments we make. As a result, the value of an investment in us will fluctuate to a greater extent with the performance of the specific assets we own than if we had a larger portfolio of Properties. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered company, regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends. To the extent that we have insufficient funds for maintenance and repair of the Properties, we may establish reserves from gross offering proceeds or out of cash flow from operations.

The Joint Venture currently has approximately $61 million in outstanding debt, all of which is secured by the Properties. Once we have fully invested the proceeds of the Offering, we expect our debt financing to be no greater 70% of the value of our assets. Our charter does not limit us from incurring debt.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Manager and its affiliates. These payments include payments to our Manager for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we will make payments to our Manager and its affiliates in connection with the selection and purchase of the investments, the management of the properties and costs incurred by our Manager and its affiliates in providing services to us.

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Item 2.	Other Information

None

Item 3.	Financial Statements

AMERICAN HOSPITALITY PROPERTIES REIT II, INC.

Statement of Financial Position

	June 30, 2024 (unaudited)	December 31, 2023 (audited)
ASSETS
Cash	$440,887	$1,035,256
Related party receivable	7,640,711	4,438,839
Deposits held for credit card processing	25,000	25,000
Deposits held for future investments	408,000	450,000
Equity-accounted investments	14,422,776	-
Escrow for pending property purchase	1,971,682	-
TOTAL ASSETS	$24,909,056	$5,949,095
(blank)
LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Accounts payable	$1,180	$-
Owed to Manager	270,455	250,107
Owed to other	37,769	-
Dividends declared but not paid	-	67,854
Deposits for investors in process	548,908	627,100
Accrued expenses	22,550	45,000
Accrued organization expense	-	100,000
Total Liabilities	880,862	1,090,061

Stockholders’ equity
Common stock (Common stock $0.01 par value, 10,000,000 shares authorized, 3,100,948 shares issued and outstanding	$31,009	$6,348
Additional paid-in capital	29,284,262	6,021,262
Accumulated deficit	(5,287,077)	(1,168,576)
Total stockholders’ equity	24,028,194	4,859,034
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$24,909,056	$5,949,095

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AMERICAN HOSPITALITY PROPERTIES REIT II, INC.

Statement of Operations

(Undaudited)

For the Six Months Ended June 30, 2024

Revenues	$64,480

Operating Expenses
Bank charges	(100)
Credit card commissions	114,797
Transfer Agent	325,077
Payroll expense	290,290
Accounting fees	35,000
Advertising	2,381,480
Professional and legal fees	20,000
Other expenses	1,061
Total operating expenses	3,167,605

Net Loss	$(3,103,125)

Earnings (loss) per share attributable to common shareowners	(4.36)
Weighted average number of shares outstanding	712,336

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AMERICAN HOSPITALITY PROPERTIES REIT II, INC.

Statement of Changes in Stockholders’ Equity

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2023	634,793	$6,348	$6,021,262	$(1,168,576)	$4,859,034

Common stock issued	2,466,155	24,661	23,263,000	-	23,287,661
Cash distributions		-	-	(1,015,376)	(1,015,376)
Net loss		-	-	(3,103,125)	(3,103,125)

Balance at June 30, 2024	3,100,948	$31,009	$29,284,262	$(5,287,077)	$24,028,194

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AMERICAN HOSPITALITY PROPERTIES REIT II, INC.

Statement of Cash Flow

(Unaudited)

For the Six Months Ended June 30, 2024
Cash flows from operating activities:
Net loss	$(3,103,125)
Adjustments to reconcile net loss to net cash used in operating activities
Change in operating assets and liabilities:
Owed to Manager	20,348
Owed to other parties	37,769
Accounts Payable	1,180
Accrued expenses	(22,450)
Deposits held for credit card processing	-
Net cash used in operating activities	(3,066,278)

Cash flows from investing activities:
Deposits for future investments	42,000
Escrow for pending property purchase	(1,971,682)
Equity purchase of investments	(14,422,776)
Net cash used in investing activities	(16,352,458)

Cash flows from financing activities:
Deposits for investors in process	(78,192)
Related party receivable	(3,201,872)
Organization expense	(100,000)
Proceeds from common stock issued	23,287,661
Distributions	(1,083,230)
Net cash provided by financing activities	18,824,367

Net decrease in cash	(594,369)

Cash, beginning of period	1,035,256
Cash, end of period	$440,887

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AMERICAN HOSPITALITY PROPERTIES REIT II, Inc.

Notes to Financial Statements

As of June 30, 2024

(unaudited)

1. ORGANIZATION

American Hospitality Properties REIT II, Inc. is a newly Delaware corporation (the “Company”), formed for the purpose of investing in hotel properties (the “Properties” and each a “Property”), located in the United States, and to that end, hold, improve, mortgage, maintain, refinance, manage, lease and dispose of the Properties, acquire, own, manage and transfer the loans, and to that end hold, maintain, manage, dispose of and foreclose upon the property secured by the loans. The Company intends to purchase the Properties from unaffiliated sellers. The Company will own the Properties either directly or through special-purpose entities; however, the Company may purchase some of the Properties in connection with joint venture partners and may acquire long-term ground lease interests.

The Company was incorporated on March 10, 2023 (“Inception”) and commenced operations on April 13, 2023.

The Company is currently managed by Phoenix American Hospitality, LLC, (the “Manager” and a related party). The Manager expects to operate the Company for approximately five years, and no more than ten years. The Company is in the process of offering shares of its common stock pursuant to an Offering Circular that is part of an Offering Statement that has been qualified by the Securities and Exchange Commission (the “Offering”).

2.	SIGNFICANT ACCOUNTING POLICIES

	a)	Basis of Presentation

The Company’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

	b)	Cash

Cash is currently maintained at a major financial institution in the United States. Deposits with this financial institution may exceed the amount of insurance provided on such deposits; however, the Company regularly monitors the financial stability of the financial institutions and believes that the Company is not exposed to any significant credit risk.

Future investments in the Company are temporarily held in escrow at Chase Bank, NA (“Chase”). Investors wishing to purchase shares in the Company submit the appropriate paperwork to the Transfer Agent and their investment funds to Chase. Chase holds these funds in escrow until the Transfer Agent has verified that all paperwork is in order and the Company has accepted the investment(s), at which time the funds are delivered to the Company account.

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AMERICAN HOSPITALITY PROPERTIES REIT II, Inc.

Notes to Financial Statements

As of June 30, 2024

(unaudited)

c)	Prospective Ventures

The Company accounts for costs incurred in the pursuit of real estate investment opportunities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 970-340-25-4A. Significant preacquisition costs are capitalized and presented separately on the balance sheet. When the property is acquired, the preacquisition costs are reclassified and included in the cost of the property. If it becomes probable that the real estate will not be acquired, the capitalized preacquisition costs are then charged to expense except to the extent that they are recoverable upon closing or from the sale of the options, plans, blueprints, etc. The Company had no capitalized preacquisition costs in prospective ventures at December 31, 2023.

d)	Organization Costs

Organization costs include costs to establish the Company and enable it legally to do business, including incorporation fees, legal services pertaining to the organization and incorporation of the business, drafting of bylaws, and audit fees related to the initial registration and seed capital audit. Organization costs will be charged to expense as they are incurred.

e)	Offering Costs

Offering costs include the legal, accounting, printing, mailing and filing fees, charges of the Company’s escrow holder and transfer agent, the reimbursement of bona fide due diligence expenses of broker dealers and commissions of selling broker dealers. These offering costs have been offset against proceeds received from the Offering in the statement of changes in stockholders’ equity.

Offering costs also include various charges of the Manager and other marketing related expenses. These offering costs will be charged to expense as incurred in the future.

f)	Income Taxes

The Company intends to elect to be taxed as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Service Code (the “Code”) and intends to operate as such. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

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AMERICAN HOSPITALITY PROPERTIES REIT II, Inc.

Notes to Financial Statements

As of June 30, 2024

(unaudited)

The computation of the annual estimated effective tax rate at each period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known or as the tax environment changes.

	g)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates used by the Company.

3.	Related Party Transactions

The Manager pays in advance for certain expenses, such as social media advertising. The Manager is reimbursed for those expenses periodically through bank transfers. As of June 30, 2024, the Manager was owed $270,455.

The Manager is reimbursed for certain expenses incurred directly, such as accounting. As of June 30, 2024, the Manager had been reimbursed $35,000 in expenses.

Investments purchased through a credit card are deposited in an escrow account originally established for such purpose by a related entity, American Hospitality Properties REIT, Inc (“REIT 1”), until an investor’s subscription agreement and related representations and warranties have been verified and accepted by the Company. Following the acceptance of an investor’s subscription agreement, the funds are transferred by the Company into a Chase Money Market account controlled by REIT 1, which invests the funds on behalf of the Company through the money market account until released from time to time to the Company at the Company’s request. The Company receives investment income from its share of the funds in the money market account. As of June 30, 2024, the Company has deposited an aggregate of $7,640,711 into these accounts, which dollar amount is reflected as a “Related party receivable” on the Company’s Statement of Financial Position.

As indicated in Note 1, the operations of the Company are administered by the Manager. The following is a summary of fees that will be paid to the Manager, or an affiliate, pursuant to the Offering circular. In the cases of partial ownership through a joint venture entity, the percentage of such fees that will be attributable to the Company will be equal to the Company’s percentage ownership interest in the joint venture entity associated with a specific Property. See the Offering circular for further details.

Acquisition Fees

The Manager or an affiliate will be entitled to receive an acquisition fee in an amount up to 1.5% of the gross purchase price of each Property, including any debt attributable to such Property and any significant capital expenditures budgeted as of the date of acquisition (the “Acquisition Fee”).

Asset Management Fees

The Manager shall be entitled to receive a quarterly asset management fee in an amount up to 1% of gross revenues from the Properties (the “Asset Management Fee”).

Construction Management Fees

The Manager or an affiliate shall be entitled to receive a construction management fee in an amount up to 2% of the value of any construction or repair project at the Property (the “Construction Management Fee”).

Financing Fee

The Manager or an affiliate will be entitled to receive a financing fee in an amount up to 1% of the amount of any financing or refinancing obtained by the Company, or an affiliate, with respect to the Property. In the event a third-party loan broker is used, such third-party loan broker’s fee will be paid separately by the Company; provided, however, that the sum of the financing fee and any amount paid by the Company to a third-party loan broker will not exceed 1% of the financing obtained (the “Financing Fee”).

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AMERICAN HOSPITALITY PROPERTIES REIT II, Inc.

Notes to Financial Statements

As of June 30, 2024

(unaudited)

Disposition Fee

The Manager will be entitled to receive a disposition fee in an amount up to 1% of the gross sales price of each Property in connection with any sale, exchange or other disposition of the applicable Property. Any broker fee in an amount up to 1% of the gross sales price of the Property due a third-party broker in connection with any sale, exchange or disposition of a Property will be paid by the Manager out of its disposition fee (the “Disposition Fee”).

Hotel Management Fees

The daily hotel operations of the Properties will be managed by PAH Management, LLC, a Delaware entity (the “Operator”), a related party to the Manager. This entity consists of ownership that includes parties that own portions of Phoenix American Hospitality, LLC. The management will be defined by an individual management agreement between each Property and the Operator. The Operator will be entitled to receive a percentage of the total hotel operation revenues, which will be paid monthly in arears (the “Hotel Management Fees”).

4.	Acquisition of Property

A joint venture (the “Joint Venture”) between the Company and REIT 1 has acquired the equity interests in Lakemore-Phoenix Investment Platform B, LLC, an entity that owns seven hotels, from an unaffiliated, third-party Dubai-based investment fund for approximately $25.7 million in equity and the assumption of approximately $65 million of indebtedness secured by the properties. The Company invested $14,522,776 to acquire its 50% interest in the Joint Venture.

As of June 30, 2024, the Joint Venture has distributed $100,000 in excess cash to the Company.

The Company is pursuing the acquisition of four additional properties. The Company has signed a Purchase and Sale Agreement and is currently in a due diligence phase. The Company has submitted $1,500,000 in escrow monies with Stewart Title and has incurred $471,682 in pursuit costs for legal and property visits. The Company hopes to finalize the purchase in the third quarter of 2024.

5.	Distributions of Cash Flow from Operations

The Company expects to declare and pay them on a quarterly basis, or as determined by the Manager, in arrears. Any dividends paid will be based on, among other factors, the present and projected future cash flow.

Once applicable, the REIT distribution requirements generally require that the Company make aggregate annual dividend payments to the shareholders of at least 90% of the REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain.

The Company did not have positive earnings or accumulated earnings for the period ending June 30, 2024.

6.	Income Taxes

The Company will file corporate income tax returns in the United States (federal) and in the State of Texas. The Company is subject to federal, state and local income tax examinations by tax authorities through inception. As of June 30, 2024, the Company had a net loss of $3,167,605, which would result in a deferred tax asset (“DTA”) of $696,873. The Company has taken a full valuation allowance for the amount of the tax benefit that may not be realized.

7.	Subsequent Events

The Company has evaluated subsequent events and transactions through August 14, 2024, the date the financial statements were issued, and noted no events or transactions requiring adjustment of the financial statements.

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Item 4.	Exhibits

Exhibit Number	Description
2.1*	Articles of Incorporation
2.2*	Bylaws
4.1*	Form of Subscription Documents (included in the Offering Circular as Appendix B and incorporated herein in reference)
6.1*	Management Agreement, dated as of August __, 2023, by and between American Hospitality Properties REIT II, Inc. and Phoenix American Hospitality, LLC.

*	Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Dallas, Texas on September 25, 2024.

AMERICAN HOSPITALITY PROPERTIES REIT II, INC.

By:	/s/ W.L. “Perch” Nelson
Name:	W.L. “Perch” Nelson
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ W.L. “Perch” Nelson	Chief Executive Officer	September 25, 2024
W.L. “Perch” Nelson	(Principal Executive Officer)

/s/ Jay Anderson	Executive Vice President	September 25, 2024
Jay Anderson	(Principal Financial and Accounting Officer)

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